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Part C
Exhibit (13)

                             Bowes Investment Trust
                             Bank and Insurance Fund

February 3, 1998

SUBSCRIPTION AGREEMENT

BOWES INVESTMENT TRUST, a business trust organized under the laws of the State of Delaware (the "Trust") and currently consisting of one series portfolio, namely, Bowes Bank and Insurance Fund (the "Fund") and Bowes Funds, LLC, a limited liability company organized under the laws of the State of Maryland (the "Purchaser"), hereby agree with each other as follows:

1. Proposed Registration of Shares of Beneficial Interest. The Trust and the Fund propose to issue and sell to the public shares of beneficial interest ("Shares") pursuant to a registration statement on Form N-1A (the "Registration Statement") to be filed with the Securities and Exchange Commission. In order to provide the Trust with a net worth of at least $100,000 as required by
Section 14 of the Investment Company Act of 1940, as amended, and additional capitalization, the Trust hereby offers to purchase at private placement 10,000 Shares of the Trust representing 10,000 Shares of the Fund at a price of $10.00 per share for purchase prior to the effective date of the Registration Statement.

2. Purchase of Shares. The Purchaser agrees to purchase 10,000 Shares on such date as the parties may agree upon. The Shares will be purchased at the purchase price of $10.00 per share. The Purchaser will make payment for the 10,000 Shares to be purchased by wire to the Trust's custodian bank.

3. Purchase for Investment. The Purchaser represents and warrants to the Trust that the Shares are being acquired by it for investment and not with a view to the resale or further distribution thereof and that it has no present intention to redeem the Shares.

4. Execution. This instrument is executed and made on behalf of the Trust and the Fund by an officer of the Trust. The name Bowes Investment Trust is the designation of the Trustees under the Declaration of Trust, dated February 3, 1998, as amended from time to time. A Certificate of Trust has been filed with the Secretary of State of the State of Delaware. The obligations of the Trust are not personally binding upon, nor shall resort be had to the private property of, any of the Trustees, shareholders, officers, employees, or agents of the Trust or the Funds, but the Trust's property only shall be bound.

5. Assignment. The right of the Purchaser to purchaser the Shares as set forth herein is not assignable without the consent of the Trust.

6. Notices, etc. All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been sufficiently given if mailed by first-class mail and addressed as follows:

        To the Trust:               4520 East West Highway, Suite 540
                                    Bethesda, Maryland  20814


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        To the Purchaser:    4520 East West Highway, Suite 540
                             Bethesda, Maryland  20814

or in any case to such other address as shall have been specified by notice from the addressee to the sender of such notice, request or other communication.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first above written.

                             BOWES INVESTMENT TRUST

                             By     /s/    Robert B. Bowes

                             Robert B. Bowes
                             Chairman

                             BOWES FUNDS, LLC

                             By     /s/    Robert B. Bowes

                             Robert B. Bowes
                             President



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